                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                               Alden Electronics
                               -----------------
                                Name of Issuer


                             Common, No Par Value
                             --------------------
                        (Title of Class of Securities)

                                  014086-10-2
                                  -----------
                                (CUSIP Number)



    Check the following box if a fee is being paid with this statement [ ]


                               Page 1 of 8 Pages

CUSIP NO. 014086-10-2                                    Page 2 of 8 Pages

-------------------------------------------------------------------------------
1)   Names of Reporting Persons                    BankBoston Corporation
     S.S. or I.R.S. Identification                 (04-2471221)
     Nos. of Above Persons
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                     (a)
     if a Member of a Group                        (b)
     (See Instructions)
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place of
     Organization                                  Holding Company-Massachusetts
-------------------------------------------------------------------------------
Number of Shares          (5)  Sole Voting Power                       131,612
Beneficially              (6)  Share Voting Power                      0
Owned by Each             (7)  Sole Dispositive
Reporting Person                      Power                            0
With                      (8)  Shared Dispositive
                                      Power                            131,612
-------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                    131,612
-------------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     In Row (9) Excludes Certain
     Shares (See Instructions)
-------------------------------------------------------------------------------
11)  Percent of Class Represented
     by Amount in Row 9                                                6.5%
-------------------------------------------------------------------------------
12)  Type of Reporting Person
     (See Instructions)                  HC

CUSIP NO. 014086-10-2                              Page 3 of 8 Pages

-------------------------------------------------------------------------------
1)   Names of Reporting Persons        BankBoston, National Association
     S.S. or I.R.S. Identification     (04-2472499)
     Nos. of Above Persons
-------------------------------------------------------------------------------
2)   Check the Appropriate Box         (a)
     if a Member of a Group            (b)
     (See Instructions)
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place of
     Organization                      Bank - USA
-------------------------------------------------------------------------------
Number of Shares               (5)  Sole Voting Power                  131,612
Beneficially                   (6)  Share Voting Power                 0
Owned by Each                  (7)  Sole Dispositive
Reporting Person                           Power                       0
With                           (8)  Shared Dispositive
                                           Power                       131,612
-------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                    131,612
-------------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     In Row (9) Excludes Certain
     Shares (See Instructions)
-------------------------------------------------------------------------------
11)  Percent of Class Represented
     by Amount in Row 9                                                6.5%
-------------------------------------------------------------------------------
12)  Type of Reporting Person
     (See Instructions)                 BK

                                                   Page 4 of 8 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                       SCHEDULE 13G UNDER THE SECURITIES
                             EXCHANGE ACT OF 1934

Item 1.
      (a)      Name of Issuer:                   Alden Electronics
               --------------                    40 Washington Street
      (b)      Address of Issuer's               Westborough, MA  01581
               -------------------
               Principal Executive
               -------------------
               Office:
               ------
Item 2.
      (a)      Name of Person          BankBoston Corporation on its own behalf
               --------------          as indirect owner and on behalf of its
               Filing:                 subsidiary, BankBoston, National
               ------                  Association

      (b)      Address of Principal    100 Federal Street
               --------------------    Boston, Massachusetts  02110
               Business Office or, if
               ----------------------
               none, Residence:
               ---------------

      (c)      Citizenship:            Holding Company - Massachusetts
               -----------             Bank - USA

      (d)      Title Class of
               --------------
               Securities:             Common, No Par Value
               ----------
      (e)      CUSIP Number:           014086-10-2
               ------------

Item 3.

      This statement is filed pursuant to Rule 13d-1(b). The persons filing are a parent holding company, in accordance with Reg. section 240.13d-1(b)(ii)(G), and a bank, in accordance with Reg. section 240.13d-1(b)(ii)(B) of the Securities Exchange Act of 1934.

Item 4.        Ownership:
               ---------
      (a)      Amount Beneficially
               -------------------
               Owned:                   See Item 9, Cover Page
               -----
      (b)      Percent of Class:        See Item 11, Cover Page
               ----------------
      (c)      Number of Shares as to Which
               ----------------------------
               Such Person Has
               ---------------
               (i) Sole Power to Vote or to Direct the vote
               (ii) Shared Power to Vote or to Direct the vote
               (iii) Sole Power to Dispose or Direct the Disposition of:
               (iv) Shared Power to Dispose to or Direct the Disposition of:

                                        For (c), see Item 5-8, Cover Page

                                                   Page 5 of 8 Pages

Item 5. Ownership of Five Percent or less of a Class.
        --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
        ---------------------------------------------------------------

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary which has Acquired
        ----------------------------------------------------------------------
        the Security Being Reported on by the Parent Holding Company:
        ------------------------------------------------------------

        Bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 8. Identification and Classification of Member of the Group.
        --------------------------------------------------------

        Not Applicable.

Item 10.  CERTIFICATION:
          -------------

          See Exhibit A

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, completed and correct.

        Date:  February 16, 1999
        Bank of Boston Corporation

        By:
           --------------------------------

        Name:  Robert T. Jefferson
               ----------------------------
        Print

        Title:  Comptroller
                -----------

                                                   Page 6 of 8 Pages


BankBoston, National Association



By:
   ----------------------------------


Name:  Robert H. Frey
       ------------------------------
Print:


Title:  Chief Fiduciary Officer, Private Banking
        ----------------------------------------

                                                   Page 7 of 8 Pages

                                   EXHIBIT A
                                   ---------

                                   AGREEMENT


     The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1) that BankBoston Corporation may file a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Alden Electronics Common Stock, No Par Value, on behalf of itself and BankBoston, National Association.


Dated:  February 16, 1999

Bank of Boston Corporation


By:
   ----------------------------
     Robert T. Jefferson
     Comptroller

                                                   Page 8 of 8 Pages


BankBoston, National Association

By:
   ----------------------------

Name:  Robert H. Frey
       ------------------------
Print:

Title:  Chief Fiduciary Officer,
        Private Banking


              INCUMBENCY CERTIFICATE OF AUTHORIZED REPRESENTATIVE


     I, the undersigned, Michael R. Garfield, Assistant Secretary of the Board of Directors of BankBoston, National Association, do hereby certify that Robert
H. Frey, is duly elected Chief Fiduciary Officer of Private Banking and also has the power and authority to sign the attached Statements on Schedule 13G in the name and on behalf of the Bank.

     In witness whereof, I have set my hand and seal of the Bank this ___th day of February, 1999.


                                 By:
                                    --------------------------------
                                    Michael R. Garfield
                                    Assistant Secretary of the
                                    Board of Directors